Exhibit 99.2

NervGen Announces Pricing of US$60.0 Million Public Offering of Securities

VANCOUVER, British Columbia – May 21, 2026 – NervGen Pharma Corp. (“NervGen” or the “Company”) (NASDAQ: NGEN), a clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury and other neurotraumatic and neurologic conditions, today announced the pricing of an underwritten public offering of 24,000,000 common shares and accompanying warrants to purchase up to 24,000,000 common shares. The common shares are being sold at a public offering price of US$2.50 per common share and accompanying warrant. Each accompanying warrant has an exercise price of US$3.68 per common share, and will be immediately exercisable from the date of issuance, and will expire five years from the date of issuance.

All of the securities are being offered by NervGen. The securities will be offered in all provinces and territories of Canada, other than Quebec. The gross proceeds from the offering, before deducting underwriting discounts and commissions and offering expenses, and excluding any proceeds from the exercise of the accompanying warrants, are expected to be approximately US$60.0 million. The offering is expected to close on May 26, 2026, subject to the satisfaction of customary closing conditions.

NervGen intends to use the net proceeds from the offering, together with its existing cash and cash equivalents, to advance NVG-291 through clinical studies and for general corporate and working capital purposes.

Leerink Partners and TD Cowen are acting as joint bookrunning managers for the offering.

The offering is being made pursuant to a prospectus supplement to an amended and restated short form base shelf prospectus dated December 15, 2025 (the “Base Shelf Prospectus”) filed in all of the provinces and territories of Canada and a shelf registration statement on Form F-10, as amended (File No. 333-292197) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2025, and became effective on January 7, 2026. The offering is being made in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The offering will be made only by means of a written prospectus and prospectus supplement that form a part of the Registration Statement. The Base Shelf Prospectus is, and the final prospectus supplement will be (within two business days from the date hereof) accessible on SEDAR+ at www.sedarplus.ca and a copy of the Registration Statement and the final prospectus supplement can be, once filed, found on EDGAR at www.sec.gov. When available, copies of the Base Shelf Prospectus, Registration Statement and prospectus supplements relating to this offering may also be obtained, without charge, by contacting: Leerink Partners LLC, Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com; TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at TDManualrequest@broadridge.com; or TD Securities Inc. at 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, Attention: Symcor, NPM or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, by providing the contact with an email address or mailing address, as applicable.

The final terms of the offering will be disclosed in a final prospectus supplement filed with the SEC and in all of the provinces and territories of Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities being offered, nor shall there be any sale of the securities being offered in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About NervGen

NervGen (NASDAQ: NGEN) is a clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury (SCI) and other neurotraumatic and neurologic conditions. NervGen’s lead therapeutic candidate, NVG-291, is a subcutaneously administered, neuroreparative peptide designed to target the inhibitory CSPG-PTPσ pathway. NVG-291 has received Fast Track designation from the U.S. Food and Drug Administration and Orphan Drug designation from the European Medicines Agency for the treatment of SCI. Through NVG-291 and NervGen’s next-generation candidate, NVG-300, NervGen is pursuing a pharmacologic approach to transform the treatment paradigm for neurotraumatic and neurologic conditions with significant unmet medical need.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Such forward-looking statements and information herein include, but are not limited to, the Company’s current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements, or any other future events or developments constitute forward-looking statements, and the words “may”, “will”, “would”, “should”, “could”, “expect”, “plan”, “intend”, “trend”, “indication”, “anticipate”, “believe”, “estimate”, “predict”, “likely” or “potential”, or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements also include, without limitation, implied and express statements about NervGen’s beliefs and expectations regarding: the anticipated timing of the closing of the offering, the satisfaction of customary closing conditions related to the offering and the anticipated use of proceeds from the offering. Forward-looking statements are based on estimates and assumptions made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances. In making forward-looking statements, the Company has relied on various assumptions, including, but not limited to: the accuracy of the Company’s financial projections; the Company obtaining positive results in its clinical and other trials; the Company obtaining necessary regulatory approvals; and general business, market and economic conditions. Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including without limitation, a lack of revenue, insufficient funding, reliance upon key personnel, the uncertainty of the clinical development process, competition, and other factors set forth in the “Risk Factors” section of the prospectus supplement and the Company’s Annual Information Form, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca (which are also incorporated in the recently filed form 40-F available on the website of the SEC at www.sec.gov), including the management’s discussion & analysis for the year-ended December 31, 2025 and the quarter-ended March 31, 2026. All clinical development plans are subject to additional funding. Readers should not place undue reliance on forward-looking statements made in this news release. Furthermore, unless otherwise stated, the forward-looking statements contained in this news release are made as of the date of this news release, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Contacts

Huitt Tracey, Investors

htracey@nervgen.com

604.537.2094

David Schull or Ignacio Guerrero-Ros, Ph.D., Media

Russo Partners

David.Schull@russopartnersllc.com

Ignacio.Guerrero-Ros@russopartnersllc.com

858.717.2310